SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 19, 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated September 19, 2008 re:  Directorate Change

19th September, 2008

77/08

LLOYDS TSB GROUP APPOINTS NEW NON-EXECUTIVE DIRECTOR

The board is pleased to announce the appointment of Carolyn McCall, OBE, as a non-executive director of both Lloyds TSB Group plc and Lloyds TSB Bank plc from 1st October 2008.

Carolyn is chief executive of Guardian Media Group plc, having joined that organisation in 1986 and the board in 2000. She was previously chief executive of Guardian News & Media Limited and is chair of Opportunity Now.

Sir Victor Blank, Chairman of Lloyds TSB Group, said: "Carolyn has an excellent track record as a chief executive in the media industry, and her expertise, knowledge and significant experience will be a great benefit to the group."

- ends -

1.            Biographical details are attached.

2.            To comply with paragraph LR 9.6.13R of the UK Listing Authority listing rules, the company confirms that:

             (i)                Carolyn McCall is a former director of Tesco plc and New Look plc; and
(ii)                there are no matters required by paragraphs LR 9.6.13R (2) to (6) of the listing rules to be disclosed in relation to her.

CAROLYN McCALL  -  biographical details:

2006 to date	Group Chief Executive, Guardian Media Group plc
2000 to 2006	Managing Director, then Chief Executive, Guardian News & Media Limited
1986 to 2000	Various positions at Guardian News & Media, including Advertising Director, Commercial Director and Deputy Managing Director.
1984 to 1986	Analyst, Costain Group plc

For further information:-

Investor Relations Michael Oliver Director of Investor Relations E-mail: michael.oliver@ltsb-finance.co.uk	+44 (0) 20 73562167
Media Leigh Calder Senior Manager, Media Relations E-mail: leigh.calder@lloydstsb.co.uk Amy Mankelow Senior Manager, Media Relations E-mail: amy.mankelow@lloydstsb.co.uk	+44 (0) 20 73561347 +44 (0) 20 73561497

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:    September 19, 2008